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MAR 16 AM 7:21

File No. 82-5227

04010609

March 3, 2004

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

- Notice of Organizational and Personnel Changes (dated February 23, 2004)
- Organization Chart of Sammy Corporation (as of March 1, 2004)

Yours truly,

Fusako Otsuka

FO/ah

Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 3/16

(Translation)

File No. 82-5227
February 23, 2004

04 MAR 15 AM 7:21

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Organizational and Personnel Changes

Notice is hereby given that in accordance with the resolution adopted at a meeting of the Board of Directors of Sammy Corporation (the "Company") held on February 23, 2004, organizational and personnel changes will be implemented as of March 1, 2004, as described below:

Description

1. Purpose of organizational and personnel changes

To ensure continuous growth as a global general entertainment company on a middle- and long-range basis in the future, the Company intends to implement organizational and personnel changes to leverage its organizational system. With regard to its current mainstay pachislot and pachinko machine business, as well as the N.E.W.S. (New Entertainment World of Sammy) business, which is its middle- and long-range growth strategy, the Company will implement organizational and personnel changes, as described below, to define their respective roles and improve their operational efficiencies and also to supply products that will meet consumer needs expected to further diversify in the future on a constant basis.

2. Organizational changes (*Please see the attached Organization Chart)

(1) A "Rights Promotion Office" will be established under the R&D Control Office.

(2) The PS Planning R&D Department, PS R&D Division, R&D Control Office will be divided into a "PS-S Planning R&D Department" and a "PS-R Planning R&D Department".

(3) The PS New Concept Development Group, PS R&D Division, R&D Control Office will be changed to a "PS New Concept Development Department".

(4) The CS R&D Department and AW R&D Department, N.E.W.S. R&D Division, R&D Control Office will be abolished and their functions will be transferred to newly established "Software R&D Department 1", "Software R&D Department 2" and "Producing & Management Department".

3. Personnel changes

New Title	Name	Former Title
Director managing Production Division/ Senior Division Manager, R&D Control Office and Division Manager, Rights Promotion Office	Kenkichi Yoshida	Director managing Production Division/Senior Division Manager, R&D Control Office
Executive Officer/Division Manager, PS R&D Division, R&D Control Office	Norio Uchida	Executive Officer/Division Manager, PC R&D Division, R&D Control Office,
Division Manager, N.E.W.S. R&D Division and General Manager, Software R&D Department 1, R&D Control Office	Rikiya Nakagawa	Division Manager, N.E.W.S. R&D Division and General Manager, CS R&D Department and General Manager, AW R&D Department, R&D Control Office
Division Manager, PC R&D Division, R&D Control Office	Kazuhiro Sumitani	Deputy Division Manager, PC R&D Division, R&D Control Office
Deputy General Manager, PS R&D Division and General Manager, Patent Department, RD Control Office	Tomomi Yamazaki	General Manager, PS Planning R&D Department, PS R&D Division, R&D Control Office
Deputy Division Manager, PC R&D Division, R&D Control Office	Yuji Ohzono	General Manager, PC Technical R&D Department, R&D Control Office
Assistant to Division Manager, PS R&D Division, R&D Control Office	Kazuo Iwahori	Deputy General Manager assistant to Division Manager, PC R&D Division, R & D Control Office
General Manager, Development Promotion Office, R&D Control Office	Takeshi Terunuma	Deputy General Manager, Development Promotion Office, R&D Control Office
General Manager, PS-S Planning R&D Department, PS R&D Division, R&D Control Office	Ayumu Hoshino	Deputy General Manager, PS Planning R&D Department, PS R&D Division, R&D Control Office

New Title	Name	Former Title
General Manager, PS-R Planning R&D Department, PS R&D Division, R&D Control Office	Masahito Arai	Deputy General Manager, PS Planning R&D Department, PS R&D Division, R&D Control Office
General Manager, PS Technical R&D Department, PS R&D Division, R&D Control Office	Susumu Murata	Deputy General Manager, PS Technical R&D Department, PS R&D Division, R&D Control Office
General Manager, Image R&D Department, R&D Control Office	Sakae Nishiyama	Deputy General Manager, Image R&D Department, R&D Control Office
General Manager, Software R&D Department 2, N.E.W.S. R&D Division, R&D Control Office	Norio Ichinohe	Deputy General Manager, CS R&D Department, N.E.W.S. R&D Division, R&D Control Office
General Manager, Producing & Management Department, N.E.W.S. R&D Division, R&D Control Office	Mizuki Marui	Associate General Manager, N.E.W.S. R&D Division, R&D Control Office

- END -

Organization Chart of Sammy Corporation
(as of March 1, 2004)


Auditors' Meeting
Audit Office
Board of Directors
President and Chief Executive Officer
Production Division
Products Distribution Department
Administration Department
Manufacturing Department
Production Administration Department
AM/N.E.W.S. Business Division
Project Control Department
Business Project Department
Business Strategy Department
Amusement Sales & Marketing Division
Overseas Business Control Department
Business Administration Department
Business Development Department
Sales Department
SP Business Control Office
SP Sales Division
Administration Department
Sales Control Department
Marketing Control Department
Merchandise Department
Sales Promotion Department
R&D Control Office
N.E.W.S. R&D Division
Producing & Management Department
AM R&D Department
Software R&D Department 2
Software R&D Department 1
Image R&D Department
PC R&D Division
PC Technical R&D Department
PC Planning/Software R&D Department
PS R&D Division
PS New Concept Development Department
PS Technical R&D Department
PS Software R&D Department
PS-R Planning R&D Department
PS-S Planning R&D Department
Quality Assurance Department
Purchasing Department
Patent Department
Development Administration Department
Development Promotion Office
Rights Promotion Office
Administration Division
Information Technology Department
Accounting & Finance Department
General Affairs Department
Personnel Department
Legal & Compliance Department
Corporate Planning Division
New Business Development Department
Business Planning Department
President Office
Public Relations Department
Secretariat